ANGLO AMERICAN

SEC MAIL PROCESSING
RECEIVED
APR 30 2002
WASH. D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

18 April, 2002

[redacted]

02028848

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 18 April 2002 – following announcement dated 12 March 2002 Anglo American plc confirms that it has exercised its right to acquire Stimela BVI the holder of 10.5% of Kumba subject to regulatory approval.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

dlw 5/8

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

18 April 2002

ANGLO AMERICAN PLC ANNOUNCEMENT

Following the announcement on 12 March 2002, regarding acquisitions of strategic interests in Kumba Resources Limited (Kumba) and AngloVaal Mining Limited, Anglo American plc confirms that it has exercised its right to acquire Stimela BVI (Stimela), the holder of 10.5% of Kumba, subject to regulatory approval.

Acquiring ownership of Stimela is not subject to any pre-emptive rights. Stimela intends to retain its 10.5% stake in Kumba and to maintain the co-operation agreement that exists between Stimela and the Industrial Development Corporation.

For further information:

Investor Relations
Nick von Schirnding +27 11 638 3176

Johannesburg:
Investor/Media Relations
Anne Dunn +27 11 638 4730
+27 82 448 2684

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2002
WASH. D.C. 155

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)

Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of ZAR 14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia.

ANGLO
AMERICAN

News Release

18 April 2002

ANGLO AMERICAN PLC ANNOUNCEMENT

Following the announcement on 12 March 2002, regarding acquisitions of strategic interests in Kumba Resources Limited (Kumba) and AngloVaal Mining Limited, Anglo American plc confirms that it has exercised its right to acquire Stimela BVI (Stimela), the holder of 10.5% of Kumba, subject to regulatory approval.

Acquiring ownership of Stimela is not subject to any pre-emptive rights. Stimela intends to retain its 10.5% stake in Kumba and to maintain the co-operation agreement that exists between Stimela and the Industrial Development Corporation.

For further information:

Investor Relations
Nick von Schirnding +27 11 638 3176

Johannesburg:
Investor/Media Relations
Anne Dunn +27 11 638 4730
+27 82 448 2684

SEC MAIL PROCESSING
RECEIVED
APR 3 0 2002
WASH. D.C. 155 SECTION

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)

Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of ZAR 14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia.

ANGLO
AMERICAN

News Release

18 April 2002

ANGLO AMERICAN PLC ANNOUNCEMENT

Following the announcement on 12 March 2002, regarding acquisitions of strategic interests in Kumba Resources Limited (Kumba) and AngloVaal Mining Limited, Anglo American plc confirms that it has exercised its right to acquire Stimela BVI (Stimela), the holder of 10.5% of Kumba, subject to regulatory approval.

Acquiring ownership of Stimela is not subject to any pre-emptive rights. Stimela intends to retain its 10.5% stake in Kumba and to maintain the co-operation agreement that exists between Stimela and the Industrial Development Corporation.

For further information:

Investor Relations
Nick von Schirnding +27 11 638 3176

Johannesburg:
Investor/Media Relations
Anne Dunn +27 11 638 4730
+27 82 448 2684

SEC MAIL PROCESSING
RECEIVED
APR 3 0 2002
WASH. D.C. 155 SECTION

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)

Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of ZAR 14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia.

ANGLO AMERICAN

News Release

18 April 2002

ANGLO AMERICAN PLC ANNOUNCEMENT

Following the announcement on 12 March 2002, regarding acquisitions of strategic interests in Kumba Resources Limited (Kumba) and AngloVaal Mining Limited, Anglo American plc confirms that it has exercised its right to acquire Stimela BVI (Stimela), the holder of 10.5% of Kumba, subject to regulatory approval.

Acquiring ownership of Stimela is not subject to any pre-emptive rights. Stimela intends to retain its 10.5% stake in Kumba and to maintain the co-operation agreement that exists between Stimela and the Industrial Development Corporation.

For further information:

Investor Relations
Nick von Schirnding +27 11 638 3176

Johannesburg:
Investor/Media Relations
Anne Dunn +27 11 638 4730
+27 82 448 2684

SEC MAIL PROCESSING
RECEIVED
APR 30 2002
WASH, D.C. 155 SECTION

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)

Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of ZAR 14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia.

ANGLO
AMERICAN

News Release

18 April 2002

ANGLO AMERICAN PLC ANNOUNCEMENT

Following the announcement on 12 March 2002, regarding acquisitions of strategic interests in Kumba Resources Limited (Kumba) and AngloVaal Mining Limited, Anglo American plc confirms that it has exercised its right to acquire Stimela BVI (Stimela), the holder of 10.5% of Kumba, subject to regulatory approval.

Acquiring ownership of Stimela is not subject to any pre-emptive rights. Stimela intends to retain its 10.5% stake in Kumba and to maintain the co-operation agreement that exists between Stimela and the Industrial Development Corporation.

For further information:

Investor Relations
Nick von Schirnding +27 11 638 3176

Johannesburg:
Investor/Media Relations
Anne Dunn +27 11 638 4730
+27 82 448 2684

SEC MAIL PROCESSING
RECEIVED
APR 30 2002
WASH, D.C. 155 SECTION

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)

Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of ZAR 14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia.